

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

June 4, 2010

VIA U.S Mail and Facsimile (403) 272-3620

Jacqueline Danforth
Chief Financial Officer
Cascade Technologies Corp.
1530 9th Avenue, SE
Calgary, Alberta, Canada T2G OT7

> **Re:** **Cascade Technologies Corp.**
> **Form 10-K for the fiscal year ended August 31, 2009**
> **Filed December 15, 2009**
> **File No. 000-52141**

Dear Ms. Danforth:

We have reviewed your response dated May 28, 2010 as well as Amendment No. 1 to your Form 8-K dated March 15, 2010 and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Amendment No. 1 to Form 8-K dated March 15, 2010</u>

1.   We note from your response to prior comment 2 that you continue to retain the former auditors of Cascade, De Joya Griffith & Company LLC. Please note that unless the same accountant reported on the most recent financial statements of both the registrant and the accounting acquirer, a reverse acquisition will always result in a change in accountants. Since we note that SMI had a different accountant, you should file a Form 8-K to provide the disclosures required by S-K 304 under Item 4.01 of Form 8-K for the change in independent accountants, treating the accountant that no longer will be associated with the registrant's financial statements as the predecessor accountant.

2.   We note that SMI is a development stage company. Please tell us why you did not include inception to date financial statements for SMI consistent with FASB ASC 915.

3.   We note that the pro forma accumulated deficit represents the sum of the historical accumulated deficit of Cascade and SMI. Please tell us how you considered FASB ASC 805-40, including paragraph 805-40-45-2 in your accounting for this transaction.

4.   We note that you include discontinued operations in your pro forma statements. For future filings please note that the historical statements of operations used in the pro forma financial information should not include discontinued operations. Instead, you should only reflect the portion of the statement of operations through net loss from continuing operations in preparing your pro forma results. Refer to Instruction 1 to Rule 11-02 of Regulation S-X.

Jacqueline Danforth
Cascade Technologies Corp.
June 4, 2010
Page 3

   As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

   You may contact Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3671 if you have any questions.

        Sincerely,

        Martin James
        Senior Assistant Chief Accountant